SECURITIES AND EXCHANGE COMMISSION

Washington D.C., 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

COMMISSION FILE NO. 0-2525

A.	Full Title of the Plan and the address of the Plan, if different from that of the issuer named below:

Huntington Bancshares Incorporated
Deferred Compensation Plan and Trust for Directors

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Huntington Bancshares Incorporated
Huntington Center
41 South High Street
Columbus, Ohio 43287

HUNTINGTON BANCSHARES INCORPORATED
DEFERRED COMPENSATION PLAN AND TRUST FOR DIRECTORS

Report of Independent Auditors

Board of Directors
Huntington Bancshares Incorporated

We have audited the accompanying statements of financial condition of the Huntington Bancshares Incorporated Deferred Compensation Plan and Trust for Directors (the Plan) as of December 31, 2003 and 2002, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Huntington Bancshares Incorporated Deferred Compensation Plan and Trust for Directors at December 31, 2003 and 2002, and the results of its operations and the changes in its plan equity for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Columbus, Ohio
March 26, 2004

HUNTINGTON BANCSHARES INCORPORATED
DEFERRED COMPENSATION PLAN AND TRUST FOR DIRECTORS

STATEMENTS OF FINANCIAL CONDITION

	December 31,
(Amounts in dollars)	2003	2002
ASSETS
Investments, at market value:
Huntington Bancshares Incorporated Common Stock: 383,153 shares in 2003 and 384,809 shares in 2002; Cost: $5,417,628 in 2003 and $5,093,563 in 2002 (Note 4)	$8,620,943	$7,199,776
Accrued dividends and interest receivable	67,052	61,570
Cash and cash equivalents (Note 2)	227	3,753

TOTAL ASSETS	$8,688,222	$7,265,099

PLAN EQUITY
Plan equity	8,688,222	7,265,099

TOTAL PLAN EQUITY	$8,688,222	$7,265,099

See notes to plan financial statements.

HUNTINGTON BANCSHARES INCORPORATED
DEFERRED COMPENSATION PLAN AND TRUST FOR DIRECTORS

STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY

	Years ended December 31,
(Amounts in dollars)	2003	2002	2001
Investment income:
Cash dividends on Huntington Bancshares Incorporated Common Stock	$260,468	$278,335	$375,052
Interest	354	96	546

	260,822	278,431	375,598

Realized gains on investments (Note 4)	380,688	1,026,746	875,213
Unrealized appreciation (depreciation) of investments (Note 4)	1,097,102	(467,924)	(345,723)
Contributions:
Company	53,288	17,437	35,037
Director	213,150	69,750	223,725

	266,438	87,187	258,762

Distributions	(581,927)	(1,767,784)	(1,542,682)

Net increase (decrease) in plan equity	1,423,123	(843,344)	(378,832)
Plan equity - beginning of period	7,265,099	8,108,443	8,487,275

Plan equity - end of period	$8,688,222	$7,265,099	$8,108,443

See notes to plan financial statements.

HUNTINGTON BANCSHARES INCORPORATED
DEFERRED COMPENSATION PLAN AND TRUST FOR DIRECTORS

NOTES TO PLAN FINANCIAL STATEMENTS

December 31, 2003

Note 1 - Summary of Accounting Policies

Description of the Plan

The Huntington Bancshares Incorporated Deferred Compensation Plan and Trust for Directors (the “Plan”) was adopted by the Board of Directors of Huntington Bancshares Incorporated (“Huntington”) on September 15, 1986, to be effective on that date. The Plan was subsequently amended on August 19, 1987, and April 25, 1991. The following summary describes the Plan as amended and restated.

The Plan is in the form of a trust agreement between Huntington and its wholly-owned subsidiary, The Huntington National Bank (the “Trustee”). The Plan provides each director of Huntington’s participating affiliates (a “Director”) with the option to defer receipt of all or a portion of the cash compensation payable to him or her for services as a Director. Huntington transfers an amount equal to one hundred twenty-five percent (125%) of the cash compensation deferred pursuant to the Plan to a trust fund administered by the Trustee.

Amounts held in the trust fund may be invested by the Trustee in common stock, common trust funds, real estate, and other property which the Trustee deems to be in the best interest of the participating Directors. The Trustee maintains a separate account for each Director, which reflects such Director’s share of assets held in his or her account in the Plan. The assets in the Plan are subject to the claims of creditors of the corporation.

Section 8.1 of the Plan requires that the Plan be administered by an Administrative Committee (the “Committee”) whose members shall be appointed by the Board of Directors. As of December 31, 2003, the members of the Committee were Daniel Benhase, Chairman, Catherine Malear, Elizabeth B. Moore, Kathie K. Basehore, Sarah L. Hall, and Gary Casale. The members of the Committee are appointed annually by the Board of Directors of Huntington (the “Board”) and serve until they resign and their successors are appointed or until they are removed with or without cause by the Board. None of the members of the Committee receives compensation from the assets of the Plan.

Distributions are made either in a lump sum or in equal annual installments over a period of not more than ten years. The Committee has sole discretion to distribute all or a portion of a Director’s account in the event such Director requests a hardship distribution.

Huntington may amend or terminate the Plan at any time provided that no such amendment or termination will affect the rights of Directors to amounts previously credited to their accounts.

Effective April 25, 1991, the Plan was amended to exclude directors of Huntington from future participation in the Plan. Contributions previously made on behalf of Huntington Directors, and related earnings thereon, were not affected by the amendment.

Investments

As of December 31, 2003 and 2002, Plan assets were primarily invested in shares of common stock of Huntington (“Common Stock”). These shares are carried at market value as determined by quoted prices reported by The NASDAQ Stock Market. The weighted average cost of specific investments sold is used to compute realized gains and losses.

Distributions

Distributions in the form of Common Stock are reported at market value on the date of distribution.

Income and Expenses

Cash dividends are accrued as of the record date. All costs and expenses incurred in administering the Plan, including brokerage commissions and fees incurred in connection with the purchase of securities, are paid by Huntington and participating affiliates. Expenses incurred in administering the Plan totaled $4,000 for 2003, and $5,000 for 2002 and 2001.

Note 2 - Cash Equivalents

The Plan temporarily invests cash and cash equivalents in The Huntington National Bank sponsored Huntington Money Market Mutual Funds.

Note 3 - Federal Income Taxes

The Plan is established as an unfunded deferred compensation plan under the Internal Revenue Code. Accordingly, a Director will not incur federal income tax liability when compensation is deferred pursuant to the Plan, when matched contributions are made to the Plan, when Common Stock is purchased for a Director’s account, or when dividends are paid to a Director’s account on such shares. Rather, a Director will incur federal income tax liability for such contributions and income only when distributions are made to a Director. Huntington has received a ruling from the Internal Revenue Service that the operation of the Plan has the tax consequences described above.

Huntington is subject to any federal income taxes arising from taxable income of the Plan. If, at any time, it is determined that compensation deferred pursuant to the Plan is currently subject to income tax by the Directors or their beneficiaries, the Plan shall terminate and any amounts held in the trust fund shall be distributed to the Directors or their beneficiaries.

The Plan is not qualified under Section 401(a) of the Internal Revenue Code and is not subject to the provisions of the Employee Retirement Income Security Act of 1974.

Note 4 - Net Realized and Unrealized Appreciation of Investments

The following tables summarize the net realized and unrealized appreciation of the Plan’s investments in Common Stock for each of the three years in the period ended December 31, 2003:

(Amounts in dollars)	2003	2002	2001
Aggregate proceeds	$581,927	$1,767,784	$1,542,682
Aggregate cost	201,239	741,038	667,469

Net realized gains	$380,688	$1,026,746	$875,213

(Amounts in dollars)	2003	2002	2001
Market value	$8,620,943	$7,199,776	$8,033,317
Cost	5,417,628	5,093,563	5,459,180

Accumulated unrealized appreciation	$3,203,315	$2,106,213	$2,574,137

Change in accumulated unrealized appreciation between years	$1,097,102	$(467,924)	$(345,723)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee of the Huntington Bancshares Incorporated Deferred Compensation Plan and Trust for Directors has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

HUNTINGTON BANCSHARES INCORPORATED
DEFERRED COMPENSATION PLAN AND
TRUST FOR DIRECTORS

Date: March 26, 2004	By:	/s/ Richard A. Cheap

Richard A. Cheap
General Counsel and Secretary
Huntington Bancshares Incorporated